[redacted]

04002447

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FEB 26 2004

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
| Estimated average burden hours per response | 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 40635 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CapNet Securities, ~~Inc.~~ Corp.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2500 City West Blvd., Suite 740
(No. and Street)

Houston (City) Texas (State) 77042 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert J. Wilson (713) 439-7979
(Area Code -- Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Longaker, James A.
(Name -- *if individual, state last, first, middle name*)

2002 Woodland Valley Drive (Address) Kingwood (City) Texas (State) 77339 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Robert J. Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CapNet Securities, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HEIDI JOHNSON NOTARY PUBLIC STATE OF TEXAS EXPIRES 11-21-2004

Heidi Johnson
Notary Public

Signature

CFO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x (o) Statement of Cash Flows
x (p) Independent auditor's report on the internal control

JAMES A. LONGAKER

CERTIFIED PUBLIC ACCOUNTANT

# CAPNET SECURITIES CORPORATION

## FINANCIAL STATEMENTS

## REPORT PURSUANT TO RULE 17A – 5(d)

## DECEMBER 31, 2003



2002 WOODLAND VALLEY • KINGWOOD, TX • 77339-3365

CELL: 713-818-1892 • PHONE: 281-358-2855 • FAX: 501-421-2718

## CONTENTS

JAMES A. LONGAKER

CERTIFIED PUBLIC ACCOUNTANT

## INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
CapNet Securities Corporation
Houston, Texas

I have audited the accompanying statement of financial condition of CapNet Securities Corporation as of December 31, 2003 and the related statement of income, changes in stockholders' equity and cash flows for the year. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CapNet Securities Corporation as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 8, 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 23, 2004

2002 WOODLAND VALLEY • KINGWOOD, TX • 77339-3365
CELL: 713-818-1892 • PHONE: 281-358-2855 • FAX: 501-421-2718

# CAPNET SECURITIES CORPORATION

# STATEMENT OF FINANCIAL CONDITION

# DECEMBER 31, 2003

ASSETS

| | | |
|---|---|---|
| Current assets: | | |
| Cash in bank | $ | 82,311 |
| Receivables: | | |
| Accounts receivable | | 16,964 |
| Commissions receivable | | 8,668 |
| Affiliated company | | 19,069 |
| Deposit | | 3,876 |
| Total current assets | | 130,888 |
| | | |
| Equipment and furniture: | | |
| Equipment | | 25,424 |
| Furniture | | 38,496 |
| | | 63,920 |
| Less accumulated depreciation | | 2,858 |
| Total equipment and furniture | | 61,062 |
| | | |
| Total assets | $ | 191,950 |

LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| Accounts payable | $ | 44,699 |
| | | |
| Stockholders' Equity | | |
| Common Stock, $.01 par value per share; authorized 1,000,000 shares; issued and outstanding 119,750 shares | | 1,198 |
| Additional paid-in capital | | 504,111 |
| Retained earnings (deficit) | | (358,058) |
| | | |
| Total stockholders' equity | | 147,251 |
| | | |
| Total liabilities and stockholders' equity | $ | 191,950 |

The accompanying notes are an integral part of the financial statements.

# CAPNET SECURITIES CORPORATION

## STATEMENT OF INCOME

## YEAR ENDED DECEMBER 31, 2003

| | | |
|---|---|---|
| Revenues: | | |
| Commission income | $ | 348,338 |
| Professional services | | 125,000 |
| Other fee income | | 340 |
| Total revenue | | 473,678 |
| | | |
| Operating expenses | | |
| Commission | | 201,950 |
| Consulting | | 77,500 |
| Contract labor | | 67,277 |
| Depreciation | | 2,858 |
| Licenses and permits | | 7,254 |
| Marketing | | 3,933 |
| Office Equipment | | 3,468 |
| Office Supplies | | 3,036 |
| Payroll | | 27,000 |
| Payroll tax expense | | 2,601 |
| Printing | | 3,820 |
| Rent | | 10,182 |
| Telephone | | 2,851 |
| Taxes | | 3,438 |
| Other | | 7,900 |
| Total expenses | | 425,068 |
| | | |
| Net operating income | | 48,610 |
| | | |
| Other income: | | |
| Other income | | 200 |
| | | |
| Net Income | $ | 48,810 |

The accompanying notes are an integral part of the financial statements.

## CAPNET SECURITIES CORPORATION

## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

## YEAR ENDED DECEMBER 31, 2003

| | Common Stock | Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance at December 31, 2002 | $ 1,198 | $ 413,653 | $ (406,868) | $ 7,983 |
| Capital contribution | - | 90,458 | - | 90,458 |
| Net income for the year | - | - | 48,810 | 48,810 |
| Balance at December 31, 2003 | $ 1,198 | $ 504,111 | $ (358,058) | $ 147,251 |

The accompanying notes are an integral part of the financial statements.

# CAPNET SECURITIES CORPORATION

## STATEMENT OF CASH FLOWS

## YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities:

| | | |
|---|---|---|
| Net Income | $ | 48,810 |
| Adjustments to reconcile net income to net cash | | |
| Provided by (used for) operating activities: | | |
| Depreciation | | 2,858 |
| (Increase) in trade receivables | | (16,964) |
| (Increase) in accounts receivables | | (8,668) |
| (Increase) in commissions receivable | | (19,069) |
| (Increase)/decrease in deposit | | (3,876) |
| (Decrease)/increase in accounts payable | | 44,699 |
| (Decrease)/increase in accrued liabilities | | (1,500) |
| Total adjustment | | (2,520) |
| Net cash provided (used) in operating activities | | 46,290 |
| Cash flows from investing activities: | | |
| (Purchase)/disposal of furniture and equipment | | (63,920) |
| Net cash provided (used) by investing activities | | (63,920) |
| Cash flows from financing activates: | | |
| Proceeds from additonal paid in capital | | 90,458 |
| Net cash provided (used) in financing activities | | 90,458 |
| Net decrease in cash | | 72,828 |
| Cash at beginning of year | | 9,483 |
| Cash at end of year | $ | 82,311 |

The accompanying notes are an integral part of the financial statements.

# CAPNET SECURITIES, INC.

## NOTES TO FINANCIAL STATEMENTS

## DECEMBER 31, 2003

A. <u>Summary Of Significant Accounting Policies</u>

### Nature of Business

CapNet Securities, Inc. (formerly Morgan Brewer Securities Co.) is a broker and a dealer registered with the Securities and Exchange Commission. The company was formed as a Texas corporation in 1988, and has been operating in Houston, Texas since then. The Company changed its name from Augusta Securities Corporation to Morgan Brewer Securities Co. on January 8, 2002 and in January 2003 changed its name to CapNet Securities, Inc. The Company is an introducing broker with accounts processed by ICM in Houston.

### Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents at December 31, 2003.

### Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

### Federal Income Taxes

The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using anticipated tax rates and laws that will be in effect when the differences are expected to reverse. The realizability of deferred tax assets are evaluated annually and a valuation allowance is provided if it is more likely than not that the deferred tax assets will not give rise to future benefits in the Company's tax return.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## Net Capital

The Company is subject to a \$5,000 minimum capital requirement under SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2003, the net capital was \$46,280, which exceeded the required minimum capital by \$41,280. The Company's ratio of aggregated indebtedness to net capital was .97 to 1 at December 31, 2003.

# CAPNET SECURITIES CORPORATION

# COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1

# DECEMBER 31, 2003

| | | |
|---|---|---|
| Total equity from statement of financial condition | $ | 147,251 |
| Less non-allowable assets: | | |
| Statement of Financial Condition | | 100,971 |
| Net Capital | $ | 46,280 |

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | | |
|---|---|---|
| Minimum net capital required (6-2/3% of aggregate indebtedness) | $ | 2,979 |
| Minimum dollar net capital required | $ | 5,000 |
| Net capital requirement (greater of above two figures) | $ | 5,000 |
| Excess net capital | $ | 41,280 |

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

| | | |
|---|---|---|
| Total liabilities (per statement of financial condition) | $ | 44,699 |
| Ratio of aggregate indebtedness to net capital | | 0.97 |
| Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d) | | 0% |

RECONCILIATION WITH COMPANY'S COMPUTATION

The above agrees with the Company's Computation (included in Part II of Form X-17a-5)

# JAMES A. LONGAKER

CERTIFIED PUBLIC ACCOUNTANT

The Board of Directors
CapNet Securities Corporation
Houston, Texas

In planning and performing my audit of the financial statements and supplemental schedules of CapNet Securities Corporation for the year ended December 31, 2003, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures used by the Company, including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2002 WOODLAND VALLEY • KINGWOOD, TX • 77339-3365
Cell: 713-818-1892 • Phone: 281-358-2855 • Fax: 501-421-2718

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

James A. Longaker, CPA
Kingwood, Texas
February 23, 2004

2002 WOODLAND VALLEY • KINGWOOD, TX • 77339-3365
CELL: 713-818-1892 • PHONE: 281-358-2855 • FAX: 501-421-2718